UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                            Trendwest Resorts, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                           Common stock, no par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                   894917103
                   ------------------------------------------
                                 (CUSIP Number)


 Richard L. Wendt, 3250 Lakeport Blvd., Klamath Falls, OR 97601 (541) 882-3451
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2001
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 894917103


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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD LESTER WENDT
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [ ]
(b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

PF & OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
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

                         7.  SOLE VOTING POWER

                             1,311,291
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 1,311,291
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER


                         -------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     1,311,291
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     5.2 %
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14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer

Common stock, no par value issued by Trendwest Resorts, Inc., 9805 Willows Road, Redmond, WA 98052.

Item 2. Identity and Background

(a)    Richard Lester Wendt
(b)    3250 Lakeport Blvd.
       Klamath Falls, OR 9760l
(c)    Chairman
       JELD-WEN, inc.
       Manufacturer of windows, doors and millwork
       3250 Lakeport Blvd.
       Klamath Falls, OR 97601
(d)    No
(e)    No
(f)    USA

Item 3. Source and Amount of Funds or Other Consideration

The sources of funds used in making the purchases described in Item 5 were personal funds and broker's margin accounts. The amount of funds used in making the purchases described in Item 5 was approximately $1,233,500.

Item 4. Purpose of Transaction

The acquisition of securities of the issuer is for investment purposes.

Richard L. Wendt may purchase additional shares of Common Stock of the Issuer from time to time. Any decision to make such additional purchases will depend on various factors, including without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. At any time, Richard L. Wendt may also determine to dispose of some or all of the Common Stock of the Issuer depending on various similar considerations.

Other than as set forth above, Richard L. Wendt has no plans or proposals which relate to or would result in any of the matters specified in Item 4.

The securities were acquired for investment purposes only and Mr. Wendt has no plans or proposals with respect to items (a) - (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) 1,311,291 shares - 5.2% of the issued and outstanding shares as disclosed in the Company's press release for the quarter ending September 30, 2001.
(b)      1,311,291 shares
(c)      Person effecting the transactions was Richard Lester Wendt
(d)

Settlement             No. of Shares        Avg. Price       Transaction
  Date                  Purchased          Per Share         Effected By
-------------------------------------------------------------------------------
10-31-01                   10,000               $26.84     Open market purchase
10-31-01                   10,000                27.36     Open market purchase
11-01-01                    5,000                27.72     Open market purchase
11-01-01                    5,000                27.79     Open market purchase
11-05-01                    5,000                27.96     Open market purchase
11-07-01                   10,000                27.41     Open market purchase

(e)      N/A
(f)      N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Repect to Securities of the Issuer

Mr. Wendt is Chairman of the Board of JELD-WEN, inc. and owns 34.6% of the issued and outstanding shares of JELD-WEN, inc. as of September 30, 2001. JELD-WEN, inc. owns 81.5% of the issued and outstanding shares of Trendwest Resorts, Inc. as of September 30, 2001. Mr. Wendt disclaims any beneficial interest in the Trendwest Resorts, Inc. shares owned by JELD-WEN, inc.

Item 7. Material to be Filed as Exhibits

     None


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:  November 13, 2001


                                        /s/ Richard L. Wendt
                                        ----------------------------------
                                        Richard L. Wendt

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